SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 25, 2009

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	4647E	December 21, 2009

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	11:31 21-Dec-2009
Number	4647E11

RNS Number : 4647E
Elementis PLC
21 December 2009

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3):

Deutsche Bank AG
Abbey Life Assurance Company Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

17/12/09

6. Date on which issuer notified:

18/12/09

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the triggering transaction

Number of shares 14,607,135

Number of Voting Rights 14,607,135
Resulting situation after the triggering transaction

Number of shares 12,423,186

Number of voting rights Direct 12,423,186

Number of voting rights Indirect

% of voting rights Direct below 3%
% of voting rights Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 12,423,186

% of voting rights below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Natalie Brewer/Darren Wickert

15. Contact telephone number: +00 44 207 545 1994/0789

This notification is made in accordance with Rule 5.8.12 R(1) of

the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 1, 2010

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	4655E	December 31, 2009

Regulatory Story

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Company	Elementis PLC
TIDM	ELM
Headline	Total Voting Rights
Released	13:25 31-Dec-2009
Number	4655E13

RNS Number : 4655E
Elementis PLC
31 December 2009

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,122,866 ordinary shares of 5p each at 31 December 2009. The Company holds no such ordinary shares as treasury shares.

The above figure (448,122,866) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong

Company Secretary

020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

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